UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ARMSTRONG FLOORING, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001

(Title of Class of Securities)

04238R106

(CUSIP Number of Class of Securities)

Christopher S. Parisi

Senior Vice President, General Counsel & Secretary

2500 Columbia Avenue, P.O. Box 3025

Lancaster, Pennsylvania 17603

(717) 672-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Eric L. Cochran, Esq.

Steven J. Daniels, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$6,060

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 in the aggregate of up to 4,901,960 shares of common stock of Armstrong Flooring, Inc. at the minimum tender offer price of $10.20 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060	Filing Party: Armstrong Flooring, Inc.
Form of Registration No.: Schedule TO	Date Filed: May 17, 2019

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Armstrong Flooring, Inc., a Delaware corporation (“Armstrong Flooring” or the “Company”), on May 17, 2019, in connection with the offer by Armstrong Flooring to purchase for cash up to $50,000,000 of its common stock, par value $0.0001 (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $11.70 per Share nor less than $10.20 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 17, 2019 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On June 21, 2019, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 a.m., New York City time, at the end of June 14, 2019. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press release announcing final results of the Tender Offer, dated June 21, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARMSTRONG FLOORING, INC.

By:	/s/ Christopher S. Parisi
Name:	Christopher S. Parisi
Title:	Senior Vice President, General Counsel & Secretary

Date: June 21, 2019

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